DLA Piper LLP (US) 303 Colorado Street, Suite 3000 Austin, Texas 78701-4653 www.dlapiper.com Brent L. Bernell brent.bernell@us.dlapiper.com T 512.457.7044 F 512.721.2214

June 15, 2021
Via Edgar
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention:	Larry Spirgel, Office Chief

Matthew Crispino, Staff Attorney

Stephen Krikorian, Accounting Branch Chief

Morgan Youngwood, Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance Office of Technology

Washington, D.C. 20549

Re:	N-able, Inc.

Amendment No. 3 to Form 10

Filed May 27, 2021

File No. 001-40297
Ladies and Gentlemen:
On behalf of N-able, Inc., a Delaware corporation (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated June 14, 2021 with respect to the Company’s Amendment No. 3 to the Registration Statement on Form 10 (the “Registration Statement”). This letter is being submitted together with the Company’s Amendment No. 4 to the Registration Statement on Form 10 (the “Form 10”), which has been revised to address various of the Staff’s comments. The italicized and numbered paragraphs below correspond to the numbered paragraphs in the Staff’s letter and are followed by the Company’s responses.
Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Form 10. Page numbers used herein refer to the page numbers of Exhibit 99.1 (the “Information Statement”) to the Form 10.

Division of Corporation Finance
June 15, 2021

Unaudited Pro Forma Combined Financial Statements
Note 2: Autonomous Entity Adjustments, page 72
1.Please explain why adjustment (b) does not include the pro forma interest expense from the new debt for the three months ended March 31, 2021.
Response: The Company respectfully advises the Staff that in response to the Staff's comment, the Company has revised its disclosure on pages 74 and 76 of the Information Statement to reflect the pro forma interest expense from the new debt for the three months ended March 31, 2021.

2.We note that adjustment (h) represents the reclassification of the transaction costs which were incurred for the three months ended March 31, 2021 into the pro forma income statement for twelve months ended December 31, 2020 to give effect to the separation and distribution and the related transactions as if they had occurred on January 1, 2020. Please explain your basis for the reclassification of the incurred transaction costs and cite the specific guidance that you relied upon.
Response:  The Company respectfully advises the Staff that in response to the Staff's comment, the Company has revised its disclosures on pages 74-75 and 77 of the Information Statement to remove the adjustment representing the reclassification of the transaction costs which were incurred for the three months ended March 31, 2021 into the pro forma income statement for twelve months ended December 31, 2020.

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Division of Corporation Finance
June 15, 2021

We and the Company appreciate the Staff’s attention to the review of the Form 10. Please do not hesitate to contact me at (512) 457-7044 if you have any questions regarding this letter or the Form 10.

Very truly yours,

DLA Piper LLP (US)

/s/ Brent L. Bernell

Brent L. Bernell
Partner
DLA Piper LLP (US)

cc:	Jason Bliss (SolarWinds Corporation)

John Pagliuca (SolarWinds Corporation)

Tim O’Brien (SolarWinds Corporation)

Peter Anastos (SolarWinds Corporation)

John J. Gilluly III (DLA Piper LLP (US))

Drew M. Valentine (DLA Piper LLP (US))